UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

Highlights

The main figures reported by Bradesco in the first nine months of 2016, with emphasis on the consolidation, from July 1, 2016, of information on HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income(1) for the first nine months of 2016 stood at R$12.736 billion (a 4.3% decrease compared to the Adjusted Net Income of R$13.311 billion recorded in the same period of 2015), corresponding to earnings per share of R$3.13 and Return on Average Adjusted Equity(2) of 17.6%(2).

2.   As for the source, the Adjusted Net Income is composed of R$8.690 billion from financial activities, representing 68.2% of the total, and of R$4.046 billion from insurance, pension plans and capitalization bonds operations, which together account for 31.8%.

3.   In September 2016, Bradesco’s market capitalization stood at R$160.472 billion(3), showing a growth of 41.6% over September 2015.

4.   Total Assets, in September 2016, stood at R$1.270 trillion (R$161.2 billion related to the consolidation of HSBC Brasil), an increase of 20.9% over the September 2015 balance. The return on Average Assets was 1.5%.

5.   In September 2016, the Expanded Loan Portfolio(4) reached R$521.771 billion (R$79.8 billion related to the consolidation of HSBC Brasil), an increase of 10.0% over September 2015. Operations with individuals totaled R$171.067 billion (an increase of 17.8% over September 2015), while operations with companies totaled R$350.704 billion (a 6.5% increase over September 2015).

6.   Assets under Management stood at R$1.866 trillion (R$207.6 billion related to the consolidation of HSBC Brasil), a 28.4% increase over September 2015.

7.   Shareholders’ Equity totaled R$98.550 billion in September 2016, 14.3% higher than in September 2015. The calculated Basel III Ratio, based on the Prudential Conglomerate stood at 15.3%(5) in September 2016, 11.9%(5) of which is  Tier I Capital.

8.   A total of R$5.184 billion was paid to shareholders as Interest on Shareholders’ Equity for the profit generated in the first nine months of 2016, of which R$1.867 billion was paid in the form of monthly and intermediaries and R$3.317 billion provisioned as extraordinary, to be paid on March 8, 2017.

9.   The Interest-earning portion of the NII stood at R$46.316 billion (R$2.423 billion related to the consolidation of HSBC Brasil), an increase of 14.7% compared with the first nine months of 2015.

10. The 90-day Delinquency Ratio stood at 5.4% in September 2016 (3.8% in September 2015). Disregarding the effect of the consolidation of HSBC Brasil, this ratio would be at 5.2%.

11. The Operating Efficiency Ratio (ER)(6) in September 2016 was 38.2% (37.9% in September 2015), while the “risk-adjusted” ratio, it stood at 49.9% (46.6% in September 2015). Disregarding the effect of the consolidation of HSBC Brasil, these ratios would be 37.6% and 48.8%, respectively.

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$50.172 billion (R$711 million related to the consolidation of HSBC Brasil) in the first nine months of 2016, up 10.3% when compared with the same period of 2015. Technical provisions stood at R$213.608 billion, an increase of 26.7% compared with the balance in September 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$4.514 billion in the first nine months of 2016, up 11.6% over the same period of the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$23.363 billion in the first nine months of 2016, of which R$8.876 billion was related to taxes withheld and collected from third parties, and R$14.487 billion (R$1.449 billion related to the consolidation of HSBC Brasil), was calculated based on activities developed by the Bradesco Organization, equivalent to 113.7% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,337 Branches and 3,902 Customer Service Points (PAs). Customers of Bradesco can also count on 1,049 ATMs located on company premises (PAEs), 39,885 Bradesco Expresso customer service points, 34,230 Bradesco ATMs, and 19,584 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$11.084 billion in the first nine months of 2016. Social benefits provided to all 109,922 employees of the Bradesco Organization and their dependents amounted to R$2.649 billion, while investments in education, training and development programs totaled R$117.048 million.

  4  Economic and Financial Analysis Report – September 2016

Press Release

Highlights

17. In September 2016, Bradesco was selected to integrate the Dow Jones Sustainability Index (DJSI), in the Dow Jones Sustainability Emerging Markets portfolio.

18. In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”), signed a business deal by which: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will take over Bradesco Seguro’s P&C (Property and Casualty) and transportation operations ("Large Risks Insurance") thus having exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity stake of 40% in Swiss Re Corporate Solutions Brasil and the other 60% stake will remain with its controller Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

19. In October 2016, the partial spin-off of HSBC Brasil was approved in the Extraordinary General Meeting, through the absorption of portions of its assets by companies of the Organization, enabling progress with the integration of operating and technological platforms, resulting in the replacement of the HSBC brand in its service network, which is now Bradesco. Therefore, Bradesco started operating with a unified platform (branches, ATMs and systems), to which all clients will have access. Bradesco aggregates, from now on, to the products and services already offered to clients of HSBC Brasil, a service network of national coverage, a modern technological platform and a broader portfolio of products and services.

20. In November 2016, Bacen authorized fund raising based on issuance of Financial Bills, under subordination clause, in the amount of R$5,0 billion, to be considered eligible to compose the Additional Tier I Capital of the Reference Equity, as set forth in CMN Resolution No. 4,192/13.

21. Major Awards and Acknowledgments in the period:

•       For the 17th time, it was part of the list of “150 Melhores Empresas para Trabalhar no Brasil” ("150 Best Companies to Work For in Brazil"), (Época magazine, in partnership with the Great Place to Work Institute);

•       For the 1st time, Bradesco won the "Latinoamérica Verde" (award), in the category of "Sustainable Finance" with the case "Financial Inclusion and Sustainable Development in the Amazon" (Latin American Development Bank – CAF);

•       Best gain in "Market Capitalization" among banks in Brazil (Economatica); and

•       Best profitability and payment of dividends, in the banking sector, to shareholders in Latin America and in the USA (preferred shares), leading, again, the ranking of dividend yield.

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this positioning, we highlight the adherence to corporate initiatives recognized worldwide, such as the Global Compact, the Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform). Our governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy´s implementation. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both of BM&FBOVESPA.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2016, an estimated budget of R$593.360 million will benefit approximately 101,566 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 550 thousand students will benefit from it through its e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in its schedule, and another 21,490 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender – Educating and Learning).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, (ROAE of 18.0% in the previous criterion, in the first nine months of 2016), and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; (5) In September 2016, it considers the subordinated debts authorized by the Central Bank, in November 2016, to compose Tier I Capital; and (6) In the last 12 months.

Bradesco    5

Press Release

Main Information

R$ million	3Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	Variation %
	HSBC Brasil									3Q16 x 2Q16	3Q16 x 3Q15
Income Statement for the Period
Book Net Income	90	3,236	4,134	4,121	4,353	4,120	4,473	4,244	3,993	(21.7)	(21.5)
Adjusted Net Income	148	4,462	4,161	4,113	4,562	4,533	4,504	4,274	4,132	7.2	(1.6)
Total Net Interest Income	2,454	16,931	14,962	14,892	14,512	13,735	13,541	13,599	12,986	13.2	23.3
Gross Credit Intermediation Margin	2,335	13,600	11,408	11,486	11,313	10,806	10,427	10,242	10,061	19.2	25.9
Net Credit Intermediation Margin	1,146	7,858	6,384	6,038	7,121	6,954	6,877	6,662	6,754	23.1	13.0
Allowance for Loan Losses (ALL) Expenses	(1,189)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	14.3	49.1
Fee and Commission Income	703	7,450	6,624	6,405	6,597	6,380	6,118	5,744	5,839	12.5	16.8
Administrative and Personnel Expenses	(1,826)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	(7,835)	25.9	28.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	711	17,733	17,253	15,186	19,130	15,125	16,723	13,634	17,806	2.8	17.2
Statement of Financial Position
Total Assets (1)	161,194	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	14.9	20.9
Securities	46,082	509,184	437,580	414,926	407,584	364,472	356,115	344,430	346,358	16.4	39.7
Loan Operations (2)	79,779	521,771	447,492	463,208	474,027	474,488	463,406	463,305	455,127	16.6	10.0
- Individuals	22,718	171,067	148,919	147,759	147,749	145,234	143,461	142,051	141,432	14.9	17.8
- Companies	57,061	350,704	298,573	315,449	326,278	329,253	319,945	321,254	313,695	17.5	6.5
Allowance for Loan Losses (ALL) (3)	(6,667)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	(23,146)	26.8	41.0
Total Deposits	64,876	239,937	179,436	189,192	195,760	203,637	195,926	211,702	211,612	33.7	17.8
Technical Provisions	15,296	213,608	190,649	182,973	177,835	168,629	164,566	157,295	153,267	12.0	26.7
Shareholders' Equity	7,776	98,550	96,358	93,330	88,907	86,233	86,972	83,937	81,508	2.3	14.3
Assets under Management	207,557	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	1,426,099	17.4	28.4
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	N/A	3.13	3.14	3.20	3.23	3.15	3.05	2.92	2.77	(0.3)	(0.6)
Book Value per Common and Preferred Share - R$ (5)	N/A	17.81	17.42	16.87	16.07	15.59	15.71	15.16	14.72	2.2	14.2
Annualized Return on Average Equity (6) (7)	N/A	17.6	17.4	17.5	20.5	20.7	20.8	20.6	20.1	0.2 p.p.	(3.1) p.p.
Annualized Return on Average Assets (7)	N/A	1.5	1.5	1.5	1.7	1.7	1.7	1.7	1.6	-	(0.2) p.p.
12-month net interest margin - NIM = Adjusted net interest income /Average Assets – Repos – Permanent Assets	N/A	7.6	7.5	7.5	7.5	7.6	7.6	7.5	7.3	0.1 p.p.	-
Fixed Asset Ratio (13)	N/A	44.4	33.8	34.0	35.2	38.6	39.6	47.9	47.2	10.6 p.p.	5.8 p.p.
Combined Ratio - Insurance (8)	N/A	90.0	89.6	86.1	86.5	86.9	86.5	86.8	85.9	0.4 p.p.	3.1 p.p.
Efficiency Ratio (ER) (4)	N/A	38.2	37.4	37.2	37.5	37.9	37.9	38.3	39.2	0.8 p.p.	0.3 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	N/A	78.0	80.2	80.1	80.0	79.1	78.7	77.4	76.7	(2.2) p.p.	(1.1) p.p.
Market Capitalization - R$ million (9)	N/A	160,472	144,366	143,720	100,044	113,288	142,098	150,532	145,536	11.2	41.6
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	10.8	10.1	9.3	8.6	8.0	7.8	6.7	6.7	6.7	0.8 p.p.	2.3 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	6.9	6.4	5.8	5.3	5.0	4.7	4.6	4.5	4.3	0.6 p.p.	1.7 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	6.0	5.4	4.6	4.2	4.1	3.8	3.7	3.6	3.5	0.8 p.p.	1.6 p.p.
Coverage Ratio (> 90 days (11)) (3)	178.3	189.1	201.0	204.2	198.0	205.7	180.4	187.0	189.0	(11.9) p.p.	(16.6) p.p.
Coverage Ratio (> 60 days (11)) (3)	155.7	158.3	160.7	162.9	161.7	168.4	146.5	149.8	156.6	(2.4) p.p.	(10.1) p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	N/A	15.3	17.7	16.9	16.8	14.5	16.0	15.2	16.5	(2.4) p.p.	0.8 p.p.
Tier I Capital	N/A	11.9	13.7	12.9	12.7	11.4	12.8	12.1	12.9	(1.8) p.p.	0.5 p.p.
- Common Equity	N/A	11.1	13.7	12.9	12.7	11.4	12.8	12.1	12.9	(2.6) p.p.	(0.3) p.p.
- Additional Capital	N/A	0.8	-	-	-	-	-	-	-	-	-
Tier II Capital	N/A	3.4	4.0	4.0	4.1	3.0	3.2	3.1	3.6	(0.6) p.p.	0.4 p.p.

  6  Economic and Financial Analysis Report – September 2016

Press Release

Main Information

	Sept16 HSBC Brasil	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14	Variation %
										Sept16 x June16	Sept16 x Sept15
Structural Information - Units
Customer Service Points (14)	2,551	62,535	61,565	63,552	65,851	71,738	74,270	74,917	75,176	1.6	(12.8)
- Branches	851	5,337	4,483	4,509	4,507	4,593	4,628	4,661	4,659	19.0	16.2
- PAs (15)	410	3,902	3,485	3,535	3,511	3,496	3,463	3,502	3,486	12.0	11.6
- PAEs (15)	318	1,049	726	739	736	845	980	1,135	1,145	44.5	24.1
- Offsite ATM Network - Bradesco (16) (17)	15	280	342	435	627	874	1,112	1,243	1,344	(18.1)	(68.0)
- Banco24Horas Network (16)	-	11,147	11,127	11,298	11,721	11,917	12,127	12,268	12,450	0.2	(6.5)
- Bradesco Expresso (Correspondent Banks)	893	39,885	40,452	41,953	43,560	48,175	50,042	50,043	50,006	(1.4)	(17.2)
- Bradesco Promotora de Vendas	-	857	936	1,069	1,175	1,824	1,904	2,051	2,073	(8.4)	(53.0)
- Customer Service Points Losango	63	63	-	-	-	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	1	15	14	14	14	14	14	14	13	7.1	7.1
ATMs	2,782	53,814	50,836	50,435	50,467	50,113	49,410	48,941	48,682	5.9	7.4
- Onsite Network - Bradesco	2,782	34,230	31,761	31,668	31,527	31,495	31,132	31,091	31,089	7.8	8.7
- Banco24Horas Network (16)	-	19,584	19,075	18,767	18,940	18,618	18,278	17,850	17,593	2.7	5.2
Employees	21,016	109,922	89,424	91,395	92,861	93,696	93,902	94,976	95,520	22.9	17.3
Outsourced Employees and Interns	3,982	16,790	12,978	13,009	13,223	13,333	13,111	12,977	12,916	29.4	25.9
.
Active Account Holders (18) (19)	3.4	28.2	25.2	25.6	26.0	26.4	26.5	26.6	26.5	11.9	6.8
Savings Accounts (20)	3.0	58.8	55.4	55.7	60.1	57.0	57.6	58.1	59.1	6.1	3.2
Insurance Group	1.3	49.9	49.6	50.6	49.8	48.2	47.8	47.8	46.9	0.6	3.5
- Policyholders	0.8	44.2	44.2	45.1	44.2	42.5	42.0	42.0	41.1	-	4.0
- Pension Plan Participants	0.2	2.6	2.4	2.4	2.4	2.4	2.4	2.4	2.4	8.3	8.3
- Capitalization Bond Customers	0.3	3.1	3.0	3.1	3.2	3.3	3.4	3.4	3.4	3.3	(6.1)
Bradesco Financiamentos (18)	-	2.6	2.6	2.7	2.8	2.8	2.9	3.0	3.1	-	(7.1)

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” provision. In the third quarter of 2015, includes an excess provision/ Ratings Downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, impacted by the effect of the consolidation of HSBC Brasil (R$1,072 million);

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13. In September 2016, it considers the subordinated debts authorized by the Central Bank, in November 2016, to compose Tier I Capital;

(14) The decrease as of March 2015, disregarding the effect of the consolidation of HSBC Brasil, is related to (i) the migration of “Offsite ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not highlighted;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(18) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco 7

Press Release

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	9M16	9M15	3Q16	2Q16
Book Net Income	11,492	12,837	3,236	4,134
Non-recurring events (net of tax effects)	1,245	474	1,226	27
- Tax liability	-	(2,341)	-	-
- Excess Provision/Rating Downgrade/Carryover (HSBC Brasil)	716	2,222	716	-
- Technical Provisions (1)	592	-	592	-
- Contingent Liabilities (2)	(523)	530	(575)	27
- Goodwill amortization - HSBC Brasil (gross value - taxes - R$427) (3)	235	-	235	-
- Lump-sum bonus to employees (4)	191	-	191	-
Other (5)	34	63	67	-
Adjusted Net Income	12,736	13,311	4,462	4,161

(1)   Refers basically to the constitution of: (i) provision for insufficiency of premium (PIP); and (ii) provision for claims incurred but not reported (IBNR), both related to the "Health" segment;

(2)   Refers, largely, to the reversion of the provision of contingent liabilities related to the levying of social security contributions (INSS) on the remuneration paid to self-employed service providers (doctors), because of its favorable decision by STJ and STF;

(3)   The value of the goodwill recorded in the acquisition of HSBC Brazil, on July 1, 2016, amounted to R$9,649 million, whereby the approximate average term of amortization will be 5 years;

(4)   Includes R$40 million recorded in HSBC Brasil; and

(5)   In the first nine months of 2016, it refers to: (i) impairment of shares, in the amount of R$57 million; and (ii) gain in the partial disposal of investments, to the value of R$90 million; and, in the third quarter of 2016, it refers to: (iii) costs of migration/integration of HSBC Brasil, to the value of R$67 million (R$18 million recorded in HSBC Brasil). In the first nine months of 2015, it basically refers to the constitution of other operating expenses.

Summarized Analysis of Adjusted Income

From July 1, 2016, we began to consolidate the financial statements of HSBC Brasil, and for better effect of comparability of this Report of Economic and Financial Analysis, we highlight, where relevant, their respective effects. Therefore, for the accounts of the Adjusted Income Statement, we considered three months ending on September 30, 2016, for HSBC Brasil. In addition, at the end of chapter 2 of this report, we are providing, as additional information, the historical series of "pro-forma" financial statements of HSBC Brasil.

The other analyses contained in this report remain unchanged and are made based on the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

	Bradesco (without HSBC Brasil)								Bradesco (with HSBC Brasil)
Adjusted Income Statement - R$ million	3Q16	2Q16	9M16	9M15	Variation				3Q16 HSBC Brasil	3Q16	9M16	Variation
					Quarter		Year					Quarter		Year
					Amount	%	Amount	%				Amount	%	Amount	%
Net Interest Income	14,477	14,962	44,331	40,875	(485)	(3.2)	3,456	8.5	2,454	16,931	46,785	1,969	13.2	5,910	14.5
NII - Interest Earning Portion	14,376	14,783	43,893	40,397	(407)	(2.8)	3,496	8.7	2,423	16,799	46,316	2,016	13.6	5,919	14.7
NII - Non-Interest Earning Portion	101	179	438	478	(78)	(43.6)	(40)	(8.4)	31	132	469	(47)	(26.3)	(9)	(1.9)
ALL Expenses	(4,553)	(5,024)	(15,025)	(10,982)	471	(9.4)	(4,043)	36.8	(1,189)	(5,742)	(16,214)	(718)	14.3	(5,232)	47.6
Gross Income from Financial Intermediation	9,924	9,938	29,306	29,893	(14)	(0.1)	(587)	(2.0)	1,265	11,189	30,571	1,251	12.6	678	2.3
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	1,183	1,084	3,892	3,933	99	9.1	(41)	(1.0)	97	1,280	3,989	196	18.1	56	1.4
Fee and Commission Income	6,747	6,624	19,776	18,242	123	1.9	1,534	8.4	703	7,450	20,479	826	12.5	2,237	12.3
Personnel Expenses	(3,866)	(3,882)	(11,502)	(10,860)	16	(0.4)	(642)	5.9	(1,064)	(4,930)	(12,566)	(1,048)	27.0	(1,706)	15.7
Other Administrative Expenses	(4,575)	(4,270)	(12,961)	(11,765)	(305)	7.1	(1,196)	10.2	(762)	(5,337)	(13,723)	(1,067)	25.0	(1,958)	16.6
Tax Expenses	(1,358)	(1,326)	(4,102)	(3,990)	(32)	2.4	(112)	2.8	(243)	(1,601)	(4,345)	(275)	20.7	(355)	8.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	78	22	140	51	56	254.5	89	174.5	30	108	170	86	390.9	119	233.3
Other Operating Income/ (Expenses)	(1,786)	(2,015)	(5,469)	(5,122)	229	(11.4)	(347)	6.8	88	(1,698)	(5,381)	317	(15.7)	(259)	5.1
Operating Income	6,346	6,175	19,079	20,382	171	2.8	(1,303)	(6.4)	115	6,461	19,194	286	4.6	(1,188)	(5.8)
Non-Operating Income	(47)	(56)	(190)	(215)	9	(16.1)	25	(11.6)	23	(24)	(167)	32	(57.1)	48	(22.3)
Income Tax / Social Contribution	(1,959)	(1,921)	(6,192)	(6,750)	(38)	2.0	558	(8.3)	11	(1,948)	(6,181)	(27)	1.4	569	(8.4)
Non-controlling interests in subsidiaries	(26)	(37)	(109)	(106)	11	(29.7)	(3)	2.8	(1)	(27)	(110)	10	(27.0)	(4)	3.8
Adjusted Net Income	4,314	4,161	12,588	13,311	153	3.7	(723)	(5.4)	148	4,462	12,736	301	7.2	(575)	(4.3)

(1) In “Others”, it includes: Capitalization Bond Draws and Redemptions; and Insurance and Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.6% in September 2016. The adjusted net income amounted to R$12,736 million in the first nine months of 2016, a decrease of 4.3% compared to the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, the reduction was 5.4%, impacted, largely, by the increase in allowance for loan losses expenses, as a result of: (i) the increase in delinquency due to the escalating economic slowdown in the period; and (ii) the leveling of provisioning for certain corporate client operations in the first semester of 2016, particularly a specific case, whose downgrade to the H rating had an impact of R$1,201 million.

The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,462 million in the third quarter of 2016, an increase of R$301 million, or 7.2%, compared to the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, the increase was by R$153 million, or 3.7%, mainly due to: (i) the decrease in allowance for loan losses expenses due to the impact, in the second quarter of 2016, produced by the downgraded rating in the particular case of a corporate client; (ii) the decrease in other net operating expenses; (iii) the increase in fee and commission income; (iv) the increase in the income of insurance premiums, pension and capitalization bonds; partly offset by: (v) the decrease of the NII; and (vi) higher administrative expenses.

In the comparison between the first nine months of 2016 and the same period in the previous year, the adjusted net income decreased R$575 million or 4.3%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease was of R$723 million, or 5.4%, which reflects an increase in (i) allowance for loan losses expenses, for the reasons detailed above; (ii) personnel and administrative expenses; and (iii) other net operating expenses. However, it’s important to highlight the increase in: (i) the interest-earning portion of the NII; and (ii) fee and commission income.

Shareholders’ Equity totaled R$98,550 million in September 2016, up 14.3% over September 2015. Based on the Prudential Conglomerate, the Basel III Ratio was calculated at 15.3%, 11.9% of which is classified as Tier I Capital. It is important to mention that, in September 2016, it considers the subordinated debts authorized by the Central Bank, in November 2016, to compose Tier I Capital.

Total Assets registered R$1.270 trillion in September 2016, a 20.9% increase over September 2015, driven by the increased turnover and by the consolidation of HSBC Brasil, which contributed with an increase of R$161.2 billion in total assets. Return on Average Assets (ROAA) stood at 1.5%, calculated on a linear basis.

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Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

In September 2016, the 12-month ER(1) reached 38.2%, a 0.8 p.p. increase compared to the previous quarter and a 0.3 p.p. increase in the annual comparison. Disregarding the effect of the consolidation of HSBC Brasil, this indicator totaled 37,6%, an increase of 0.2 p.p. in the quarterly comparison, partially impacted by: (i) higher operating expenses, mainly administrative expenses, originated from: (a) higher advertising and marketing expense , mainly related to the "Rio 2016 Olympic and Paralympic Games"; and (b) outsourced services; partially offset by: (ii) the growth of (a) the fee and commission income, prompted by the increase in the volume of business and services provided; and (b) the net interest income. In the annual comparison, such indicator showed an improvement of 0.3 p.p. mainly due to the increase in (i) the net interest income; (ii) fee and commission income; and offset, largely, by: (iii) the increase in operating expenses during the period.

The quarterly ER reached 41.1%, but disregarding the effect of the consolidation of HSBC Brasil, the indicator totaled 39.4%, impacted by: (i) higher administrative expenses, largely, due to the same reason detailed above; (ii) lower net interest income; and offset by: (iii) the growth of the fee and commission income, originated by the increase in the volume of business and services provided; (iv) higher income from Insurance Premiums, Pension Plans and Capitalization Bonds, net of technical provisions, retained claims and others; and (v) lower net operating expenses.

The risk adjusted ER reflects the impact of the risk associated with loan operations(2) and reached 49.9% (48.8% without HSBC Brasil), impacted primarily by the leveling of provisions for corporate clients carried out in the first semester of 2016.

It is important to mention that the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of points of service, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and of investments in Information Technology, to the amount of R$4.514 billion in the first nine months of 2016. In this sense, once the integration process of HSBC Brasil is concluded, emphasis is placed on the provision of a unified platform (branches, ATMs and systems) and an even broader portfolio of products and services to all clients of Bradesco.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the third quarter of 2016, net interest income recorded a growth of R$1,969 million, or 13.2%, compared with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of R$485 million, or 3.2%, due to the lower results in: (i) the interest-earning portion of the NII, in the value of R$407 million, influenced, mainly, by the decrease in “Securities/ Other”; and (ii) non-interest-earning portion of the NII, in the amount of R$78 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, net interest income increased by R$5,910 million, or 14.5%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$3,456 million, or 8.5%, due to: (i) a higher interest-earning portion of the NII, to the amount of R$3,496 million, particularly in “Credit Intermediation”; and partly offset by: (ii) the lower non-interest-earning portion of the NII, to the amount of R$40 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	3Q16 HSBC Brasil	9M16			9M15
		Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	2,335	36,494	378,054	12.7%	31,475	364,533	11.5%
Insurance	77	4,424	193,350	3.2%	4,034	161,849	3.3%
Securities/Other	11	5,398	431,011	1.6%	4,888	396,002	1.6%
0
NII - Interest-earning Portion	2,423	46,316	-	7.5%	40,397	-	7.5%

R$ million	3Q16 HSBC Brasil	3Q16			2Q16
		Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	2,335	13,600	407,559	12.7%	11,408	356,190	12.3%
Insurance	77	1,534	211,380	3.2%	1,415	187,701	3.2%
Securities/Other	11	1,665	451,501	1.6%	1,960	429,540	1.6%
0
NII - Interest-earning Portion	2,423	16,799	-	7.5%	14,783	-	7.4%

The 12-month interest-earning portion NIM was 7.5% in the third quarter of 2016 and in the first nine months of 2016, remaining stable in the comparison between the accrued of the periods and increasing by 0.1 p.p. in the comparison between quarters. Disregarding the effect of the consolidation of HSBC Brasil, the 12-month interest-earning portion NIM was of 7.4% in the third quarter of 2016, remaining stable in comparison with the previous quarter.

Bradesco 11

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In September 2016, the expanded loan portfolio of Bradesco totaled R$521.8 billion. Disregarding the effect of the consolidation of HSBC Brasil, the portfolio presented a 1.2% decrease in comparison with the previous quarter, impacted by the lower credit demand in the third quarter of 2016. Micro, Small and Medium-sized Enterprises, Large Corporates and Individuals presented a reduction of 4.9%, 0.1% and 0.4%, respectively, during the period.

In relation to the last 12 months, excluding HSBC Brasil, the portfolio also decreased 6.8%. Companies registered a decline of 10.8%, impacted mainly by the segment of Micro, Small and Medium-sized Enterprises, while loans to Individuals grew 2.1%. For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; and (ii) credit card. For Companies, the notable products were: (i) operations bearing credit risk – commercial portfolio (debentures and promissory notes); and (ii) real estate financing.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Allowance for Loan Losses (ALL) Expenses

In the nine months of 2016, allowance for loan losses expenses totaled R$16,214 million, registering a variation of 47.6%, or R$5,232 million, compared with the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, allowance for loan losses expenses amounted to R$15,025 million, an increase of R$4,043 million, or 36.8%, which was mainly originated by the: (i) higher delinquency ratio, mainly due to the further worsening of economic conditions in the period; and (ii) leveling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester of 2016 (this operation is 100% provisioned).

In the third quarter of 2016, disregarding the effect of the consolidation of HSBC Brasil, allowance for loan losses expenses amounted to R$4,553 million, a decrease of 9.4%, or R$471 million, mainly due to the: (i) impact produced by the specific case, stated above, in the second quarter of 2016; and mitigated by the: (ii) increase in the delinquency rate, resulted from the weak performance of the economy in the quarter. It is important to highlight that, from this quarter, the effect of an improvement in the guarantee management system, for the provisioning of the real estate financing operations, did not produce any relevant effect on the allowance for loan losses expenses.

It is important to note that the balance of the loan operations – the Bacen concept, disregarding the operations resulting from HSBC Brasil, presented a 7.8% decrease in the annual comparison and a 1.3% decrease in the quarterly comparison.

The reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes mitigated the effect in the growth of delinquency rates.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

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Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio (1) (2)

90-day Delinquency Ratio

The total delinquency ratio, which refers to operations that are more than 90 days overdue, increased in the quarter, mainly due to the low demand for credit and the delay of a specific client of the Large Corporates segment.

The graphs on the right-hand side  present the effects in the ratios considering HSBC Brasil as well as excluding its effect.

15-90 Day Delinquency Ratio

In the third quarter of 2016, short-term delinquency, including operations between 15 and 90 days overdue, declined, largely due to a specific client, of the Large Corporate segment, having migrated from a delinquency range to another, returning to the levels of the first quarter of 2016.

(1) As defined by Bacen; and

(2) Portfolios were not sold.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The graph on the right-hand side  shows the behavior of the Bradesco portfolio, considering the consolidation of HSBC Brasil in the third quarter of 2016.

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowance for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 7.8% of the portfolio(1) in September 2015, the net loss in the subsequent 12 months was 3.6%, this represents an effective coverage ratio of 220.0%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with E-H non-performing ratings, there is an effective coverage ratio of 213.7% for September 2016.

  14  Economic and Financial Analysis Report – September 2016

Press Release

Bradesco    15

Press Release

Summarized Analysis of Adjusted Income

NPL Creation 90 days x Write-offs

(1) Effect of a specific corporate client.

The NPL creation reached R$7,402 million in the third quarter of 2016, representing 1.9% of the Bacen loan portfolio. Disregarding the effect of the consolidation of HSBC Brasil and a specific corporate client, the NPL creation reached R$5,166 million, presenting a reduction of 3.5% compared to the previous quarter and representing 1.5% of the Bacen loan portfolio, a lower representativeness than that presented in the second quarter of 2016, which was 1.6%.

  16  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the third quarter of 2016 totaled R$1.502 billion (R$1.164 billion in the second quarter of 2016), an increase of 29.0% in comparison with the previous quarter, presenting an annualized return on Adjusted  Equity of 25.6%(1). Disregarding HSBC Brasil insurance companies, the Net Income totaled R$1.429 billion, 22.8% higher than the same period in the previous quarter.

In the nine months for 2016, the Net Income totaled R$4.046 billion, 4.2% higher than the Net Income presented in the same period of the previous year (R$3.883 billion), with an annualized return on the Adjusted Equity of 23.0%(1). Disregarding HSBC Brasil insurance companies, the Net Income in the nine months, totaled R$3.973 billion, 2.3% higher than the same period in the previous year.

R$ million (unless otherwise stated)	3Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	Variation %
	HSBC Brasil									3Q16 x 2Q16	3Q16 x 3Q15
Net Income	73	1,502	1,164	1,380	1,405	1,317	1,284	1,283	1,236	29.0	14.0
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	711	17,733	17,253	15,186	19,130	15,125	16,723	13,634	17,806	2.8	17.2
Technical Provisions	15,296	213,608	190,649	182,973	177,835	168,629	164,566	157,295	153,267	12.0	26.7
Financial Assets	16,102	230,787	205,230	200,016	191,921	182,391	179,129	170,395	166,022	12.5	26.5
Claims Ratio (%)	41.5	77.1	76.8	72.1	71.9	73.1	71.4	71.7	70.9	0.3 p.p.	4.0 p.p.
Combined Ratio (%)	86.2	90.0	89.6	86.1	86.5	86.9	86.5	86.8	85.9	0.4 p.p.	3.1 p.p.
Policyholders / Participants and Customers (in thousands)	1,343	49,880	49,576	50,570	49,806	48,185	47,758	47,789	46,956	0.6	3.5
Number of Employees	N/A	6,625	6,713	6,959	7,023	7,052	7,074	7,082	7,113	(1.3)	(6.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	1.1	25.7	24.3	24.8	25.5	24.7	24.8	23.5	24.4	1.4 p.p.	1.0 p.p.

(1)   Calculated on linear basis;

(2)   Excluding additional provisions; and

(3)   The third quarter of 2016 includes the latest data released by SUSEP (August/16).

Note: For comparability between the ratios in the periods demonstrated above, we disregarded non-returning events from the calculation.

Bradesco    17

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the third quarter of 2016, in comparison with the previous quarter, revenues showed an increase of 2.8%, driven by the "Capitalization Bonds", "Health" and "Life and Pension" products, which grew by 10.8%, 4.3% and 1.6%, respectively. Disregarding HSBC Brasil insurance companies, the revenues of the third quarter of 2016 presented a decrease of 1.3% compared with the previous quarter, influenced by “Life and Pension Plans” product, which decreased 5.0%.

In the nine months of 2016, the revenues registered an increase of 10.3% in comparison with the same period of the previous year, influenced by “Health”, "Life and Pension" and “Capitalization Bonds” products, which increased by 16.2%, 9.8% and 5.1%, respectively. Disregarding HSBC Brasil insurance companies, the growth in the accrued comparison was 8.7%, influenced by the products detailed above.

Net income for the third quarter of 2016 was 29.0% higher than the results presented in the previous quarter. Disregarding HSBC Brasil companies of the insurance segment, net income for the third quarter of 2016 was 22.8% higher than the results presented in the previous quarter, largely due to: (i) the improvement in the financial and equity results; (ii) the improvement in the commercialization index; (iii) maintenance of the administrative efficiency index; and partly offset by: (iv) the increase of 1.2 p.p. in the claims ratio index.

Net income accrued in the first nine months of 2016 was 4.2% higher than the results presented in the same period of the previous year. Disregarding HSBC Brasil companies, of the insurance segment, the increase was of 2.3%, largely due to: (i) the increase of 8.7% in revenue; (ii) the decrease in the commercialization index; (iii) the maintenance of the administrative efficiency index, considering the collective bargaining of the category in January 2016; (iv) the increase in financial and equity results, partly offset by: (v) the increase of 3.6 p.p. in the claims ratio index; and (vi) by the introduction of a supplemental coverage provision, whose methodology of calculation takes into account the discount of the projected cash flow of the insurance contracts in force, based on the interest rates’ fixed-term structure (ETTJ). These curves present approximately 1 p.p. of variation between the dates of the calculation basis, resulting in an increase of the Supplemental Coverage Provision (SCP).

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2016 was R$8.899 billion.

  18  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first nine months of 2016 and the same period of the previous year, fee and commission income presented an increase of R$2,237 million, or 12.3%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$1,534 million, or 8.4%, mainly due to: (i) an increase in the volume of operations arising from continuous investment in service channels and in technology; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) an increase in checking account fees, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iii) asset management; (iv) consortium management; (v) underwriting / financial advisory services; (vi) custody and brokerage services; and (vii) collections.

In the third quarter of 2016, fee and commission income totaled R$7,450 million, showing an increase of R$826 million, or 12.5%, in comparison with the previous quarter. Disregarding the effect of the consolidation of

HSBC Brasil, the increase of R$123 million, or 1.9%, was mainly due to: (i) the increase in the volume of operations in the period; and (ii) the higher number of business days, with emphasis on the performance of fees arising from: (a) cards; (b) asset management; (c) checking accounts; and (d) consortium management.

(1) HSBC Brasil.

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Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the first nine months of 2016 and the same period of the previous year, personnel expenses presented an increase of R$1,706 million, or 15.7%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$642 million, or 5.9%, a percentage below the inflation rates, mainly due to the variations in the following expenses: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2015 and 2016 collective bargaining agreements; and (ii) "non-structural" portion, mainly due to higher expenses with (a) employment termination costs; (b) employee and management profit sharing; and (c) provision for labor claims.

In the third quarter of 2016, personnel expenses totaled R$4,930 million, a variation of 27.0%, or R$1,048 million, compared to the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, such expenses decreased by R$16 million, or 0.4%, mainly originated from: (i) the variation in the “non-structural” portion, in the amount of R$195 million, or 22.5%, due to lower expenses with (a) employment termination; (b) employee and management profit sharing; and (c) provision for labor claims; and partly offset by: (ii) the increase in the “structural” portion, in the amount of R$179 million, or 5.9%, related to the increase in expenses relating to payroll, social charges and benefits, affected by higher salaries, in accordance with the 2016 collective bargaining agreement.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

  20  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first nine months of 2016 and the same period of the previous year, administrative expenses presented an increase of 16.6%, or R$1,958 million. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of 10.2%, or R$1,196 million, or reflecting, primarily, an increase in expenses originated from: (i) the effect of the actions of advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games"; (ii) higher business and services volume in the period; and (iii) contractual adjustments.

In the third quarter of 2016, administrative expenses totaled R$5,337 million, with a variation of 25.0%, or R$1,067 million, over the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, such expenses increased by 7.1%, or R$305 million, mainly impacted by: (i) higher expenses with advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games"; and (ii) by the increase in the business and services volume concentrated in the period, which resulted in higher expenses with: (a) data processing; (b) outsourced services; and (c) depreciation and amortization.

(1)   The decrease as of March 2015, disregarding the effect of the consolidation of HSBC Brasil, is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks); and

(2)   HSBC Brasil.

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Press Release

Summarized Analysis of Adjusted Income

Other Operating Income and Expenses

In the first nine months of 2016, other net operating expenses totaled R$5,381 million, an R$259 million increase, or 5.1%, over the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of R$347 million, or 6.8%, primarily due to: (i) tax contingency expenses, net of reversal, in the first semester of 2016, in the amount of R$485 million; (ii) contingent liabilities expenses, originating from the obligation in loan assignment, in the first semester of 2016, in the amount of R$200 million; and (iii) the increase in civil provision expenses. In the first semester of 2015, expenses were impacted by the constitution of provision for tax contingency, in the amount of R$571 million.

In the comparison between the third quarter of 2016 and the previous quarter, other net operating expenses decreased R$317 million, or 15.7%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease was of R$229 million, or 11.4%, due to the constitution of the provision expense in the second quarter of 2016 for: (i) tax contingency, net of reversal, in the amount of

R$485 million; (ii) contingent liabilities, originating from the obligation in loan  assignment, in the amount of R$200 million; offset by (iii) increased civil provision expenses; and (iv) increased expenditure on operating provisions related to activities of cards and insurance, in the third quarter of 2016.

  22  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the comparison between the first nine months of 2016 and the same period of the previous year, the 8.4%, or R$569 million, decrease is related to: (i) an increase in provisioning/payment of interest on shareholders’ equity, due to the increase in the Federal Government Long-Term Interest Rate (TJLP) in the period (from an average of 6.0%,  in the first nine months of 2015 to 7.5% in the first nine months of 2016); (ii) a lower taxable income, impacted by higher nontaxable income; being partially offset by: (iii) the increase in the Social Contribution (CSLL) rate. It is worth noting that, under this heading, there was no significant impact on the effect of consolidation of HSBC Brasil.

In the third quarter of 2016, income tax and social contribution expenses totaled R$1,948 million, remaining stable as compared to the second quarter of 2016.

Unrealized Gains

Unrealized gains totaled R$20,360 million at the end of the third quarter of 2016, an increase of R$2,185 million, or 12.0%, over the previous quarter. Such variation was mainly due to the market valuation in securities. It is worth noting that there was no significant impact on the effect of consolidation of HSBC Brasil in the third quarter of 2016.

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Press Release

Capital Ratios - Basel III

Basel Ratio

In September 2016, the Regulatory Capital of the Prudential Conglomerate stood at R$100,056 million, against risk-weighted assets totaling R$657,148 million. The Basel Ratio showed a decrease of 2.4 p.p., from 17.7%, in June 2016, to 15.3%, in September 2016, and the Tier I Capital ratio from 13.7%, in June 2016, to 11.9%, in September 2016, impacted, mainly by: (i) the effect of the consolidation of HSBC Brasil, which influenced: (a) the risk-weighted assets; (b) goodwill / intangible assets; and (c) the other prudential adjustments; partly offset by: (ii) the use of Subordinated Bonds, authorized in November 2016, by the Central Bank to compose Tier I Capital, whose amount reached R$5.0 billion.

The table below shows the main events that impacted the Tier I Capital ratio in the third quarter of 2016.

(1) Includes the amount of R$5.0 billion related to subordinated debts authorized by the Central Bank to compose Tier I Capital, in November 2016.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from

9.875% to 8% and the impact of CMN Resolution No. 4,517/16; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill / intangible assets and synergy in the process of integration), reaching a Tier I Capital ratio of 12.1%, which, added to funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 12.8% at the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019; and the change of the rule for the consolidation of proportionate companies, in accordance with CMN Resolution No. 4,517/16;

(4)   Refers to the minimum required, in accordance with Bacen Circulars No. 3,768/15 and No. 3,769/15. It is important to highlight that Bacen fixed at 0% the tranche of countercyclical capital required, which could reach up to 2.5% in 2019, and includes 1% for the tranche of systemic importance in 2019; and

  24  Economic and Financial Analysis Report – September 2016

Press Release

Economic Environment

The international scenario remains complex, because of the risks of deflation and uncertainties in relation to the pace of growth in relevant economies. The financial markets showed moderation of volatility in the quarter, except for specific moments of questioning about the health of the European financial system. It is worth mentioning that the effects of the United Kingdom leaving the European Union on global markets have been modest (exception made for assets in the UK, evidently). This is due, largely, to the continuity of timely actions by the main central banks worldwide, such as the European Central Bank (ECB), Bank of Japan (BoJ) and the Federal Reserve (Fed).

In the Euro area, the BCE maintained the program for the purchase of securities of € 80 billion per month, until March 2017, reiterating that it may, if necessary, require going further. In a similar direction, the Bank of Japan innovated and established a goal of interest rate for the 10-year government securities. With this, the BoJ wants to signal commitment to maintaining actual negative interest rates over a long period, thus producing inflation. The Fed, in turn, continues to indicate a very piecemeal posture to the rhythm of monetary normalization. Even so, the improvement of economic conditions and of the labor market reinforces the expectation that the rise in interest rates will occur soon. In short, due to actions and significant signs of major central banks worldwide, it can be said that an environment of lower aversion to risk ended up prevailing in the external scenario, guaranteed by ample conditions of liquidity. This has favored, in large measure, the prices of assets of emerging economies.

The domestic scenario, in the third quarter, was marked by the maintenance of the resumption of trust and the reduction of the uncertainties coming from the political environment. Although there are important proceedings in progress, the economic agenda shows a correct sense of urgency in relation to what needs to be done to restore the growth in the economy and offer of jobs. It is worth mentioning that the resumption of confidence of consumers and entrepreneurs has favored the likelihood of economic stabilization and potential recovery in subsequent quarters. However, it should be noted that the performance of the economy is still weak, suggesting a slower recovery than previously expected. In other words, the GDP should resume growth only in the first quarter of 2017.

Therefore, the weakness of the economic activity continues limiting part of the advancement of the tax adjustment in the short term. Thus, actions to ensure fiscal sustainability in the medium term, and progress on the reform agenda have become even more relevant. Efforts in this direction are necessary to maintain the economic predictability, enabling the trend of increases in actual income and productive investments to resume. At the same time, moderation in the economy will allow the inflation to reach the set target more quickly, enabling the conditions to initiate a process of flexibility in monetary policy this year.

With the macroeconomic adjustments made, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It should be remembered that, in the long term, the main source of economic growth is productivity, a theme that is even more relevant in a global context characterized by increased competition and an economic growth that is still fragile. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. At the same time, despite the cyclical retraction of the consumer market in some sectors, structurally, the potential of the domestic demand for goods and services is not exhausted.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the unemployment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

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Press Release

Main Economic Indicators

Main Indicators (%)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	x	9M16	9M15

Interbank Deposit Certificate (CDI)	3.47	3.37	3.27	3.37	3.43	3.03	2.81	2.76		10.42	9.56
Ibovespa	13.27	2.94	15.47	(3.79)	(15.11)	3.77	2.29	(7.59)		34.64	(9.89)
USD – Commercial Rate	1.13	(9.81)	(8.86)	(1.71)	28.05	(3.29)	20.77	8.37		(16.87)	49.57
General Market Price Index (IGP-M)	0.53	2.86	2.96	3.95	1.93	2.27	2.02	1.89		6.47	6.34
Extended Consumer Price Index (IPCA)	1.04	1.75	2.62	2.82	1.39	2.26	3.83	1.72		5.51	7.64
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.82	1.72	1.59	1.48	1.36	1.24		5.57	4.49
Reference Interest Rate (TR)	0.58	0.49	0.45	0.53	0.61	0.40	0.23	0.26		1.51	1.25
Savings Account	2.09	2.00	1.96	2.05	2.13	1.92	1.75	1.77		6.18	5.90
Business Days (#)	65	63	61	63	65	61	61	65		189	187
Indicators (Closing Rate)	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14		Sept16	Sept15
USD – Commercial Selling Rate - (R$)	3.2462	3.2098	3.5589	3.9048	3.9729	3.1026	3.2080	2.6562		3.2462	3.9729
Euro - (R$)	3.6484	3.5414	4.0539	4.2504	4.4349	3.4603	3.4457	3.2270		3.6484	4.4349
Country Risk (points)	319	349	409	521	442	304	322	259		319	442
Selic - Base Interest Rate (% p.a.)	14.25	14.25	14.25	14.25	14.25	13.75	12.75	11.75		14.25	14.25
BM&F Fixed Rate (% p.a.)	12.50	13.36	13.81	15.86	15.56	14.27	13.52	12.96		12.50	15.56

Projections up to 2018

%	2016	2017	2018
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	6.80	4.70	4.50
General Market Price Index (IGP-M)	7.40	4.50	5.00
Selic (year-end)	13.75	10.25	9.25
Gross Domestic Product (GDP)	(3.40)	1.00	3.00

Guidance

Bradesco's Perspectives for 2016

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof. The new guidance does not incur in relevant changes in the expected annual results based on the previous projection.

(1)   Expanded Loan Portfolio;

(2)   Administrative and Personnel Expenses; and

(3)   Includes incomes with credit recovery.

  26  Economic and Financial Analysis Report – September 2016

Press Release

Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Third Quarter of 2016 and Second Quarter of 2016

R$ million	Third Quarter of 2016				x	Second Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	17,425	(494)	-	16,931		20,743	(5,781)	-	14,962
ALL	(7,502)	566	1,194	(5,742)		(4,719)	(305)	-	(5,024)
Gross Income from Financial Intermediation	9,923	72	1,194	11,189		16,024	(6,086)	-	9,938
Income from Insurance, Pension Plans and Capitalization Bonds	205	-	1,075	1,280		1,084	-	-	1,084
Fee and Commission Income	7,458	(8)	-	7,450		6,632	(8)	-	6,624
Personnel Expenses	(5,272)	-	342	(4,930)		(3,882)	-	-	(3,882)
Other Administrative Expenses	(5,411)	12	62	(5,337)		(4,340)	70	-	(4,270)
Tax Expenses	(1,549)	(52)	-	(1,601)		(1,762)	436	-	(1,326)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	108	-	-	108		22	-	-	22
Other Operating Income/Expenses	(1,452)	316	(562)	(1,698)		(4,027)	1,963	49	(2,015)
Operating Income	4,010	340	2,111	6,461		9,751	(3,625)	49	6,175
Non-Operating Income	(375)	351	-	(24)		(115)	59	-	(56)
Income Tax / Social Contribution and Non-controlling Interest	(399)	(691)	(885)	(1,975)		(5,502)	3,566	(22)	(1,958)
Net Income	3,236	-	1,226	4,462		4,134	-	27	4,161

(1)  For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)  Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$450 million in the third quarter of 2016 and R$4,533 million in the second quarter of 2016; and

(3)  It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

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Press Release

Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First Nine Months of 2016 and First Nine Months of 2015

R$ million	Nine months of 2016				x	Nine months of 2015
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	58,565	(11,888)	108	46,785		30,865	10,010	-	40,875
ALL	(18,140)	732	1,194	(16,214)		(15,923)	1,237	3,704	(10,982)
Gross Income from Financial Intermediation	40,425	(11,156)	1,302	30,571		14,942	11,247	3,704	29,893
Income from Insurance, Pension Plans and Capitalization Bonds	2,914	-	1,075	3,989		3,933	-	-	3,933
Fee and Commission Income	20,494	(15)	-	20,479		18,170	72	-	18,242
Personnel Expenses	(12,908)	-	342	(12,566)		(11,127)	-	267	(10,860)
Other Administrative Expenses	(13,867)	82	62	(13,723)		(11,890)	126	-	(11,765)
Tax Expenses	(5,140)	800	(5)	(4,345)		(3,479)	(511)	-	(3,990)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	170	-	-	170		51	-	-	51
Other Operating Income/Expenses	(7,897)	2,984	(468)	(5,381)		(8,053)	2,131	800	(5,122)
Operating Income	24,191	(7,305)	2,308	19,194		2,545	13,065	4,771	20,382
Non-Operating Income	(398)	394	(163)	(167)		(256)	40	-	(215)
Income Tax / Social Contribution and Non-controlling Interest	(12,302)	6,911	(900)	(6,291)		10,548	(13,105)	(4,297)	(6,856)
Net Income	11,492	-	1,245	12,736		12,837	-	474	13,311

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2) Includes management reclassifications between the lines of results, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting the tax hedge adjustment, which represents the partial result of the derivatives used for the effect of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$8,512 million in the first nine months of 2016 and R$13,445 million in the first nine months of 2015; and

(3) It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  28  Economic and Financial Analysis Report – September 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.